JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

June 18, 2009

Via Messenger and edgar submission

Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States 12 Month Natural Gas Fund, LP Registration No. 333-144409

Dear Mr. McTiernan:

On behalf of the United States 12 Month Natural Gas Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-1.  The Amendment was filed with the Commission on June 18, 2009.  The enclosed copy has been marked to show changes from the initial registration statement.  In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of August 3, 2007 to the initial registration statement.  Each of your comments is set forth below, followed by the Registrant’s response.

General

1.	We note that you are a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.

Response:  The Registrant confirms that it has filed a copy of the Registration Statement with the National Futures Association (“NFA”) and is concurrently filing a copy of the Amendment with the NFA.

2.
Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you, the authorized purchasers or others expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5.  We may have further comment after we receive your materials.

Michael McTiernan
June 18, 2009

Response:  The Registrant will provide the Staff with all marketing materials, as required by Item 19D of Guide 5, for its review prior to the Registrant’s use of such material.  Specifically, the Registrant will provide the Staff with screen-shots of its website and a fact sheet once such materials have been prepared.  The website and the fact sheet will be substantially similar to the websites and fact sheets used by the United States Oil Fund, LP, the United States Natural Gas Fund, LP, the United States 12 Month Oil Fund, LP, the United States Gasoline Fund, LP and the United States Heating Oil Fund, LP, all of which were previously approved by the Staff.

Prospectus Summary, page 1

3.
On the cover page you expressly disclose that your investment objective is to have the changes in your units’ net asset value reflect the changes in the price of “natural gas delivered at Henry Hug, Louisiana, as measured by the changes in the average of prices of 12 futures contracts on “natural gas traded on the New York Mercantile Exchange. . . .”  Later in the document you disclose that you may also “invest in other natural gas-related investments. . . .”  The disclosure appears inconsistent.  Please revise to reconcile your disclosure.  In the appropriate location, revise to explain how investing in other natural gas related investments is part of the objective to reflect the changes on the New York Mercantile Exchange.

Response:  The Registrant advises the Staff that it does not believe these statements are inconsistent.  The investment objective of the Registrant is to have the changes in percentage terms of the units’ net asset value reflect the changes in percentage terms of the price of natural gas delivered at the Henry Hub, Louisiana.  The Registrant has selected the natural gas futures contracts that are traded on the New York Mercantile Exchange (“NYMEX”) to serve as the “benchmark” against which the changes in the Registrant’s net asset value are measured.  While the Registrant intends to primarily purchase natural gas futures contracts that are traded on NYMEX in order to accomplish its investment objective, it is not restricted from investing in other petroleum-based instruments if the General Partner deems it advisable to do so.  The Registrant has the ability to purchase other natural gas-related investments which may include futures contracts relating to other energy products such as heating oil, gasoline or crude oil, as well as options and over-the-counter products relating to such commodities. The decision to invest in such other products may be the result of liquidity, regulatory or other constraints and such interests may, as disclosed, entail additional risks and make it more difficult for the Registrant to reach its investment objective.

Michael McTiernan
June 18, 2009

4.
We note the assumption of 6 million units issued in your disclosure of the allocation of cost per unitholder on page 7.  Please explain why you assume 6 million units when you are only registering 1 million units.

Response:  The Registrant has revised the footnotes to the break-even table to assume that the Registrant has an aggregate of $30 million in assets for purposes of estimating the break-even point for investors.  In addition, the Amendment has increased the number of units to be registered by the Registrant to an aggregate of 30 million.

Prior Performance of the General Partner and Affiliates, page 31

5.	Please revise to update and provide the missing disclosure in this section in your next amendment.

Response:  The Registrant has revised this section of the prospectus to include all relevant and required prior performance information.

6.
For the other funds managed by the same general partner, please disclose the historical relationship between the NAV and the trading price of the units.  In addition, please include disclosure regarding how closely the NAV has tracked the benchmark index.

Response:  The Registrant has added a chart to the prospectus in response to the Staff’s comment that shows the correlation between the NAV of the units of the funds managed by United States Commodity Funds LLC (the “General Partner”) and the trading price of the units on the NYSE Arca (as well as on the American Stock Exchange prior to the acquisition by NYSE Euronext).  In response to the second part of the comment, the Registrant notes that the investment objective of the Registrant (as well as the other funds managed by the General Partner) is for the percentage change in the NAV of the Registrant’s units to track the percentage change in the price of the Benchmark Futures Contracts, not for the NAV itself to track the price of the Benchmark Futures Contracts.  The latter could not be the objective due to the effects of contango and backwardation described in the prospectus, including on page 1.  The Registrant has included a chart that shows how the price movements in NAV of the units of the United States Natural Gas Fund, LP (“USNG”) have tracked the price movements in the natural gas futures contract traded on NYMEX, which is the primary benchmark futures contract that USNG has purchased.

What is the Natural Gas Market and Petroleum-Based Fuel Market, page 42

7.	Please update the graph on page 43 if updated information is available.

Response:  The Registrant has provided an updated chart showing the correlation among the prices of the futures contracts for natural gas, crude oil, gasoline and heating oil.

Michael McTiernan
June 18, 2009

What is the Plan of Distribution, page 49

8.
You disclose towards the bottom of page 49 that the Authorized Purchaser’s function will be to maintain an orderly market and establish bid and ask prices on the Exchange.  On page 44, you have “market maker/specialist” listed underneath Authorized Purchaser.  Please clarify if the Authorized Purchasers will act as market makers for your units.

Response:  The Registrant respectfully submits that Authorized Purchasers (“APs”) are not expected to act as market makers or specialists for the Registrant’s units.  The chart on page 43 is meant to illustrate that, in order for the Registrant’s units to reach the retail public, APs may either sell units to their retail customers directly or sell units to brokers through market makers or specialists.  The APs themselves, however, are not expected to engage in the types of activities that would make them “market makers,” as such term is defined in Section 3(a)(38) of the Securities Exchange Act of 1934.  However, the APs, by virtue of their ability to respond to arbitrage opportunities, are expected to assist in ensuring an orderly trading market for the Registrant’s units.  The Registrant has not yet determined who the initial AP will be in connection with this offering.  However, it expects that the offering and subsequent trading of units will be operated in a similar manner as prior offerings of funds managed by the General Partner, where the initial AP and the specialist on AMEX were separate entities.

Financial Statements and Notes

9.	Tell us how your presentation of unaudited financial statements complies with Article 3 of Regulation S-X or revise accordingly.

Response:  In response to the Staff’s comment, the Registrant has included audited financial statements as of December 31, 2008 for the Registrant and unaudited financial statements as of March 31, 2009.

Notes

Note 1 – Organization and Business

10.
We note that Fund’s organization expenses have funded by the General Partner and the Fund does not have any obligation or intention to reimburse such payments.  If there is a commitment, intent or reasonable possibility that the General Partner will fund cash flow deficits or furnish other direct or indirect financial assistance to the Fund, please provide the financial statements of the General Partner.

Response:  In response to the Staff’s comment, the Registrant has included audited financial statements for United States Commodity Funds LLC, the General Partner of the Registrant as of December 31, 2008.

Michael McTiernan
June 18, 2009

Exhibits

11.	Please file your tax and legal opinion with your next amendment or provide us with drafts of these opinions so that we have an opportunity to review them.

Response:  We will file the legal and tax opinions with a subsequent pre-effective amendment.

*                      *                       *

We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.